Exhibit 99.1

WSP HOLDINGS LIMITED

For Immediate Release

WSP Holdings Appoints New Chief Financial Officer

WUXI, China, March 1st, 2011 -- WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, announced today the appointment of Mr. Choon-Hoi Then as Chief Financial Officer of the Company effective March 1st, 2011.

Mr. Then has more than 20 years of extensive experience in accounting, international financial operations and management in the technology and manufacturing industries.  Prior to joining the Company, Mr. Then served as Vice President Finance, Asia at Rich Corporation from 2008 to 2010 where he was responsible for the Asia finance function and provided operational support. From 1999 to 2008, he held various positions at several Asia-based subsidiaries of Fedders Corporation, most recently as Asia Pacific Controller where he was responsible for treasury matters and the accounting functions of all the company’s Asia Pacific entities. Prior to that, he served as China Controller at Ingersoll Rand China and Finance Director at Torrington Wuxi Bearing Limited, and held various accounting positions at several companies in New Zealand, Singapore and Malaysia. Mr. Choon-Hoi Then studied for his professional accountancy qualification at Tengku Abdul Rahman College. He is a professionally qualified member of the Association of Certified Accountants (ACCA-UK) and now a fellow (FCCA). He also holds a Postgraduate Diploma in Computing Science from Glasgow University in the United Kingdom. Mr. Then speaks fluent English, Chinese as well as Malay and Cantonese.

Mr. Choon-Hoi Then replaces Mr. Yip Kok Thi who served as the Company’s Chief Financial Officer since 2005 and resigned effective March 1st, 2011 to pursue other interests.   Mr. Yip Kok Thi indicated that he has no disagreements with the Company.

Mr. Longhua Piao, Chairman and Chief Executive Officer of WSP Holdings, said, “We greatly appreciate the unique contributions Mr. Thi made during his tenure here. He established and improved WSP Holdings’ financial management and internal control systems, and is credited in building a strong finance team exemplified by international best practices. We respect his decision and wish him and his family the very best with his future endeavors.”

“We are also pleased to have Mr. Choon-Hoi Then joining our executive management team,” said Mr. Piao, “His depth of financial, accounting and operational experience will be invaluable to WSP Holdings in the future.”

“It has been a great privilege to have worked with the outstanding management team at WSP Holdings,” stated Mr. Thi Yip Kok, “The Company accomplished a great deal over the past several years and I am grateful to have been part of this talented team.”

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless OCTG, including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world.  For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will,""expects,""anticipates,""future,""intends,""plans,""believes,""estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

For more information, please contact:

WSP Holdings Limited
[Ms. Judy Zhu, IR Director
Phone: +86-510-8536-0401]
Email: info@wsphl.com
Web: http://www.wsphl.com

CCG Investor Relations, Inc.
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
Web: http://www.ccgirasia.com

Ms. Elaine Ketchmere, Partner
Phone: +1-310-954-1345 (Los Angeles)
Email: elaine.ketchmere@ccgir.com

Source WSP Holdings Limited